PROGREEN PROPERTIES, INC.
380 North Old Woodward Ave., S. 226
Birmingham, MI 48009

April 22, 2013

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Progreen Properties, Inc. SEC Comment Letter dated March 5, 2013 Form 10-K for the Fiscal Year Ended April 30, 2012 File No. 000-25429

Dear Sir/Madam:

We are submitting herein the responses of Progreen Properties, Inc. (the “Company”) to the comments set forth in your comment letter dated March 5, 2013 on the captioned filing (the “2012 10-K”) under the Securities Exchange Act of 1934, as amended.

Form 10-K for the Fiscal Year Ended April 30, 2012

Consolidated Financial Statements, page 15

1. Inclusion of Financial Statements of American Residential Gap LLC (ARG US) or American Residential Gap ApS (ARG).  As of the filing date of the 2012 10-K, ARG was still in the early organizational stages and is still a very young company.  Accordingly, we do not believe that financial statements for ARG were available when the 2012 10-K was filed or, if now available, that the Company would be furnished with copies upon request or be given permission to publish the ARG financials in our filings. Further, the Company is not controlled by ARG and does not expect that ARG will be the source of a substantial portion of the Company’s revenues. We do not expect to rely on ARG for a significant portion of our sales or to expand our property sales volume.  Accordingly, we do not believe that our disclosures to the investing public would be enhanced by inclusion of ARG financials in our filings.

Under the terms of the Company’s non-exclusive working arrangement with ARG, we are a provider of income producing properties to ARG. The properties will have been initially been purchased, refurbished and leased to suitable tenants by ProGreen, yielding a minimum return on investment of 9%. All properties sold will continue to be managed by ProGreen Properties Management LLC, the Company’s property management subsidiary, pursuant to a management agreement with ARG US, providing for Progreen Management to lease, operate, maintain, manage and repair the properties managed for a monthly management fee equal to ten (10%) of the rents actually collected and received by Progreen Management monthly under the property leases. The management agreement is filed as exhibit 10.14 to the Company’s Form 10-K for the fiscal year ended April 30, 2012.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

PROGREEN PROPERTIES, INC.

By: /s/ Jan Telander
Jan Telander
Chief Executive Officer